UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number 001-38730

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Linde plc

The Priestly Centre, 10 Priestly Road,
Surrey Research Park, Guildford, Surrey GU2 7XY
United Kingdom

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Administrator
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) (Schedule H - Line 4i) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2019 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP
We have served as the Plan’s auditor since 2020.
Hartford, Connecticut
June 26, 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
Gurabo, Puerto Rico
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP
We served as the Plan’s auditor from 2008 to 2019.
Philadelphia, Pennsylvania
June 28, 2019

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
as of December 31, 2019 and 2018

______________________________________________________________________________________________________

	December 31,
	2019	2018
Assets:
Investments, at fair value (Note 5):	$6,849,937	$5,056,753
Receivables:
Employer contributions	1,111	—
Participant contributions	2,596	—
Dividends and interest	167	692
Notes receivable from participants	521,899	436,301
	525,773	436,993
Net Assets Available for Benefits	$7,375,710	$5,493,746
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2019
______________________________________________________________________________________________________

Additions to (Deductions from) Net Assets
Contributions:
Participants	$293,496
Employer	122,739
Total Contributions	416,235
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	1,481,146
Dividends and interest	111,210
Total net investment income (loss)	1,592,356
Interest on participant loans	38,451

Benefit payments to participants	(165,078)
Total deductions	(165,078)
Net Increase (Decrease) In Net Assets Available for Benefits	1,881,964

Net Assets Available for Benefits
Beginning of year	5,493,746
End of year	$7,375,710
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 - Inception of the Plan
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).
Note 2 - Description of the Plan
The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document, as amended by the Popular Master Defined Contribution Retirement Plan Profit Sharing Plan with Cash or Deferred Arrangement Plan Adoption Agreement effective August 22, 2014 for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”).
On October 31, 2018, Praxair, Inc. and Linde Aktiengesellschaft, a stock corporation incorporated under the laws of Germany (“Linde AG”), completed the combination of their respective businesses through an all-stock transaction and became subsidiaries of Linde plc (the "business combination").
The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.
Eligibility
An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service. The Plan excludes leased, temporary, part-time, and casual employees.
Contributions
Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $15,000 in 2019.
Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,500 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code for a New Puerto Rico, as amended (“2011 PR Code”). No matching contributions will be made with respect to such catch up contributions.
For participants employed by the Company prior to October 1, 2012, the Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 5% of the participant’s eligible compensation contributed to the Plan. For participants hired on or after October 1, 2012, the Company will make a matching contribution equal to 100% of the first 5% of a participant's eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2019 and 2018

Investment Options
Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

•	Mutual funds

•	Cash equivalents

•	Linde plc ordinary shares
Participants may change the investment election of their contributions and existing balances on a daily basis.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have only one loan outstanding at any time. Certain other restrictions apply, as defined in the Plan.
Participant loans are repaid during fixed terms not to exceed five years (ten years if used to purchase a primary residence). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%. A loan application fee of $125 is charged to the participant’s account for each new loan.
Participant loans are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2019 and 2018. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the participant's account by the Administrator if such participant subsequently makes a valid claim for the benefit. There were no benefits payable as of December 31, 2019 or 2018.
Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2019 and 2018

Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Note 4 - Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of Linde ordinary shares, mutual funds, and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 5 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2019 and 2018. During the years presented, there have been no transfers of assets between Levels 1, 2 and 3 as defined above:

	Investment Assets at Fair Value at December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,756,186	$—	$—	$2,756,186
Linde plc Ordinary Shares	3,834,542	—	—	3,834,542
Cash Equivalents	259,209	—	—	259,209
Total Investments, at Fair Value	$6,849,937	$—	$—	$6,849,937

	Investment Assets at Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,179,188	$—	$—	$2,179,188
Linde plc Ordinary Shares	2,610,081	—	—	2,610,081
Cash Equivalents	267,484	—	—	267,484
Total Investments, at Fair Value	$5,056,753	$—	$—	$5,056,753

There are no plan liabilities required to be recorded at fair value at December 31, 2019 and 2018.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2019 and 2018

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2019 and 2018.
Mutual Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest in marketable equity securities with companies that have large and small market capitalizations, fixed income securities within the domestic market, and international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and is therefore classified as Level 1 within the valuation hierarchy.
Linde plc Ordinary Shares – Linde plc ordinary shares are valued at quoted closing market prices from a national securities exchange and are classified as Level 1 within the valuation hierarchy. In connection with the completion of the business combination between Praxair and Linde AG, each share of common stock of Praxair, par value $0.01 per share, was converted into one ordinary share, par value €0.001 per share. Refer to Note 2 for additional information.
Cash Equivalents – This class consists of short-term money market investments and cash equivalents. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.
Note 6 - Tax Status
The Plan qualifies under section 1081.01 of the 2011 PR Code and complies with all applicable requirements of both Title I of ERISA and the 2011 PR Code. The Plan is comprised of the Banco Popular Master Defined Contribution Retirement Plan and received a favorable determination letter from the Hacienda dated February 12, 2013. The Plan administrator believes that in design and operation, the Plan continues to operate in compliance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 - Plan Expenses
Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of investments. Transfer taxes and other costs and expenses, if any, except for administrative costs of the Company associated with the sale and transfer of Linde plc ordinary shares, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2019, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2019 were insignificant.
Note 8 - Parties-in-Interest Transactions
Certain Plan investments are time deposits held with Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include ordinary shares of Linde plc, the Company’s parent company; therefore, these transactions, and associated dividend income, qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.
Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, participants would remain 100% vested.
Note 10 - Subsequent Events
The novel strain of the coronavirus (COVID-19) identified in China has globally spread and has resulted in authorities, both domestically in the United States and globally, implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth. The ultimate impact of COVID-19 on the financial performance of the Plan's investments cannot be reasonably estimated at this time.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2019 and 2018

On March 29, 2020, the Hacienda issued Circular Letter of Internal Revenue No. 20-23, which allowed for eligible distributions to be made from Puerto Rico qualified retirement plans to Puerto Rico residents at preferential tax rates as a measure of COVID relief. Plan Management intends to evaluate the rules issued to determine if amendments to the Plan are necessary as a result.

Subsequent events have been evaluated through the date the financial statements were issued.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
EIN: 66-0605193, Plan Number: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Linde plc Ordinary Shares	Linde plc Ordinary Shares	**	$3,834,542
	Vanguard 500 Index Fund	Mutual Fund	**	836,881
	American Funds Washington Mutual Investors Fund	Mutual Fund	**	709,835
	BlackRock Total Return Fund	Mutual Fund	**	284,836
	Federated Government Obligations	Cash Equivalent	**	250,220
	T Rowe Price Retirement 2015 Fund	Mutual Fund	**	171,241
	T Rowe Price Retirement 2030 Fund	Mutual Fund	**	143,450
	Harbor Capital Appreciation Fund	Mutual Fund	**	111,100
	Loomis Sayles Small Cap Value Fund	Mutual Fund	**	91,405
	T Rowe Price Retirement 2045 Fund	Mutual Fund	**	81,338
	T Rowe Price Retirement 2040 Fund	Mutual Fund	**	79,831
	T Rowe Price Retirement 2050 Fund	Mutual Fund	**	78,342
	T Rowe Price Retirement 2035 Fund	Mutual Fund	**	53,237
	T Rowe Price Retirement 2055 Fund	Mutual Fund	**	47,766
	American Funds EuroPacific Growth Fund	Mutual Fund	**	31,448
	T Rowe Price Retirement 2020 Fund	Mutual Fund	**	15,550
	T Rowe Price Retirement 2060 Fund	Mutual Fund	**	10,070
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	8,989
	T Rowe Price Retirement 2025 Fund	Mutual Fund	**	8,615
	Wells Fargo Advantage Government Sec Fund	Mutual Fund	**	1,241
	Total investments, at fair value			6,849,937
*	Participant loans	Interest rate of 9%, various maturities		521,899
	Total investments, at fair value and participant loans			$7,371,836

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included
See Reports of Independent Registered Public Accounting Firms

Index to Exhibits

Exhibit No.	Description

23.01	Consent of Independent Registered Public Accounting Firm
23.02	Consent of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: June 26, 2020	By:	/s/ Luis Fernando Duclaud
Luis Fernando Duclaud
Managing Director, Praxair Puerto
Rico, Inc. and member of the Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)